

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

September 27, 2022

Joseph Furnari
Chief Executive Officer
HyreCar Inc.
915 Wilshire Blvd, Suite 1950
Los Angeles, California 90017

> **Re: HyreCar Inc.**
> **Registration Statement on Form S-1**
> **Filed on September 20, 2022**
> **File No. 333-267525**

Dear Mr. Furnari:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Scott Anderegg at 202-551-3342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services